K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

October 31, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carillon Series Trust

Carillon ClariVest Capital Appreciation Fund
Carillon Eagle Growth & Income Fund
Carillon Reams Core Bond Fund
Carillon Reams Core Plus Bond Fund
Carillon Scout International Fund
Carillon Reams Low Duration Bond Fund
Carillon Scout Mid Cap Fund
Carillon Scout Small Cap Fund
Carillon Reams Unconstrained Bond Fund
Carillon Eagle Mid Cap Growth Fund
Carillon Eagle Small Cap Growth Fund
Carillon Eagle Mid Cap Stock Fund
Carillon Eagle Smaller Company Fund
Carillon Eagle Investment Grade Bond Fund
Carillon ClariVest International Stock Fund
Carillon Cougar Tactical Allocation Fund

File Nos. 033-57986; 811-07470 Post-Effective Amendment No. 91

Ladies and Gentlemen:
We have acted as counsel to Carillon Series Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 91 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  In this capacity, we have reviewed the disclosure that we understand will be contained in the Amendment when it is filed with the Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours, /s/ K&L Gates LLP